Exo-Space Inc.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2020

EXO-SPACE INC.
TABLE OF CONTENTS



To the Board of Directors of
Exo-Space Inc.
Pasadena, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Exo-Space Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from January 6, 2020 (inception) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 8, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Exo-Space Inc.
Balance Sheet (Unaudited)
As of December 31, 2020

ASSETS

Current Assets:

Cash	$	3,674
Total Current Assets		3,674
TOTAL ASSETS	$	3,674

LIABILITY AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accrued expenses	$	963
Total Current Liabilities		963

Stockholders' Equity:

Voting Common Stock, $0.01 par, 5,000,000 shares authorized, 473,280 shares issued and outstanding as of December 31, 2020	4,733
Non-Voting Common Stock, $0.01 par, 200,000 shares authorized, 0 shares issued and outstanding as of December 31, 2020	-
Subscription receivable	(4,733)
Retained earnings	2,711
Total Stockholders' Equity	2,711

TOTAL LIABILITY AND STOCKHOLDERS' EQUITY	$	3,674

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements.

Exo-Space Inc.
Statement of Operations (Unaudited)
For the period from January 6, 2020 (inception) to December 31, 2020

Net revenues	$ 25,163
Operating expenses:	
General & administrative	21,381
Sales & marketing	108
Total operating expenses	21,489
Income from operations	3,674
Provision for income tax	(963)
Net income	$ 2,711

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Exo-Space Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
For the period from January 6, 2020 (inception) to December 31, 2020

	Voting Common Stock				
	Number of Shares	Amount	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2020	-	$ -	$ -	$ -	$ -
Net income	-	-	-	2,711	2,711
Issuance of common stock to founders	473,280	4,733	(4,733)	-	-
Balance at December 31, 2020	473,280	$ 4,733	$ (4,733)	$ 2,711	$ 2,711

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Exo-Space Inc.
Statement of Cash Flows (Unaudited)
For the period from January 6, 2020 (inception) to December 31, 2020

Cash Flows from Operating Activities		
Net income	$	2,711
Adjusment to reconcile net income to net cash provided by operating activites:		
Increase in accrued expenses		963
Net Cash Provided by Operating Activities		3,674
Net Change In Cash		3,674
Cash at Beginning of Period		-
Cash at End of Period	$	3,674

1. NATURE OF OPERATIONS

Exo-Space Inc. (the "Company") was incorporated on January 6, 2020 under the laws of the State of Delaware. The Company provides a comprehensive orbital computing platform that includes Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS) offerings. The Company is headquartered in Pasadena, California.

2. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed and has limited operations through December 31, 2020. The Company has limited financial resources to continue its business with just $3,674 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. Management has evaluated these conditions and plans to raise capital in 2021 to sustain operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise,

local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of December 31, 2020, all of the Company's cash were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment is held as of December 31, 2020.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenues to date have been related to services provided. The Company generally recognizes its revenue at the time its services are performed.

100% of revenues recognized in the period ended December 31, 2020 were derived from a single customer, representing a concentration of risk where the Company's revenues are dependent upon this single customer.

Advertising and Promotion
Advertising and promotional costs are expensed as incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation
The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company had taxable income from operations in 2020 of $3,674. The Company pays Federal and California income taxes and has used an effective blended rate of 28% to derive a net tax liability of $963 as of December 31, 2020. The Company has recorded an income tax expense of $963 for the year ended December 31, 2020.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 tax year remains open to examination.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.   STOCKHOLDERS' EQUITY

Common Stock

At inception, the Company authorized 1,500 shares of voting common stock at $0.01 par value. In March 2021, the Company amended its articles of incorporation increasing its authorized capital to 5,000,000 shares of $0.01 par value voting common stock and 200,000 shares of $0.01 par value non-voting common stock and do a 1:3,333.33 forward stock split on all outstanding stock and options, which resulted in an increase in outstanding shares from 142 shares to 473,280 shares of common stock. The voting common stock and non-voting common stock are identical except for voting rights, for which non-voting common stock have no voting rights. The capital structure and all outstanding stock, stock issuances, and option issuances have been retroactively adjusted to present this stock split as if it had occurred at inception.

The Company issued 473,280 shares of common stock (after retroactive adjustment) to its founders at inception at par value. No stock compensation expense was recorded as the fair value of the stock at the issuance date was determined to be trivial. The shares of common stock are subject to vesting provisions, where 25% of the shares granted vest on July 31, 2021 and 75% vest on July 31, 2022, subject to continued services to the Company. No shares have vested as of December 31, 2020.

Stock Based Compensation

During the year ended December 31, 2020, the Company issued options to purchase 186,320 shares of common stock to a contractor of the Company at an exercise price of $0.01 per share. The Company has not yet established an equity incentive plan to issue these under. The options vest 25% on July 31, 2021 and 75% on July 31, 2022, subject to continued services to the Company. The options expire after a term of five years. The Company analyzed the options under the Black-Scholes valuation methodology and determined the value is trivial due to the early stage of the Company at the issuance date of the options. All 186,320 options remain outstanding at December 31, 2020, though none are vested and exercisable.

5.   COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

6.   SUBSEQUENT EVENTS

Amended Articles of Incorporation and Stock Split

As described in Note 4, the Company amended its articles of incorporation to increase its authorized stock and do a stock split.

Management's Evaluation

Management has evaluated subsequent events through March 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.